CONTRACTOR AGREEMENT

THIS AGREEMENT dated for reference the 1 day of September 2007.

BETWEEN:

MR. DONALD E. RANTA
309 Parkview Avenue
Golden, Colorado
80401, USA
Fax: (303) 526-1628

(hereinafter called "Ranta")

OF THE FIRST PART

AND:

RARE ELEMENT RESOURCES LTD.
410 – 325 Howe Street
Vancouver, B.C., V6C 1Z7 Canada
Fax: (604) 688-0392

(hereinafter called "Rare Element" or the "Company")

OF THE SECOND PART

WHEREAS:

A. Rare Element is a British Columbia company listed on the TSX Venture Exchange (ticker symbol "RES") and Rare Element is engaged in mineral exploration and development;

B. Rare Element intends to engage Ranta as the President and Chief Executive Officer on a consulting basis.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and agreements herein contained, the parties hereto covenant and agree with the other as follows:

ARTICLE I - Remuneration

1.01 Rare Element shall pay Ranta at a rate of $8,500 per month, in arrears on the last business day of each month for the performance of his services as Rare Element's President and Chief Executive Officer and is regularly expected to spend approximately 60% of his time working in this role;

1.02 Ranta will also be paid by Rare Element for reasonable business expenses incurred in furtherance of Rare Element's business including but not limited to phone, internet, travel, home office, and miscellaneous expenses. The Contractor shall, to the greatest extent possible, submit statements and receipts for all expenses claimed.

1.03 Subject to the acceptance of TSX Venture Exchange, Ranta will be granted 350,000 options to purchase 350,000 common shares of Rare Element at a price of $____ per share for a period of five years

starting on the date of this Agreement with the vesting provisions as in the Company's Stock Option Plan. The options are subject to the terms and conditions of the Company's stock option plan in place.

1.04 The Company will present an amended stock option plan to the shareholders of the Company at the next annual general meeting thereof in order to amend the stock option plan to include a provision stating that all issued and outstanding stock options of the Company will vest immediately upon a change in control of the Company. A change in control would be defined as a one party acquiring at least 70% of the Company's common shares. Ranta acknowledges that in addition to shareholder approval, such an amendment will require approval of the TSX Venture Exchange.

ARTICLE II - Duties and Devotion of Time

2.01 As the President and Chief Executive Officer of Rare Element, Ranta shall be responsible for directing and coordinating activities of Rare Element in accordance with Company's identified goals to obtain optimum efficiency, economy of operations, and maximize profits and shareholders' value by performing duties such as planning, developing and implementing organization policies and goals and promoting Rare Element in the industry and at trade shows. In addition, Ranta shall be responsible for the supervision, direction, control and operation of the Company's overall vision and shall have the obligation, duties, authority and power to do all acts and things as are customarily done by persons holding the position of President and Chief Executive Officer or performing duties similar to those performed by President and Chief Executive Officer in corporations of similar size to the Company, and all acts and things as are reasonably necessary for the efficient and proper operation and development of the Company but, without limiting the generality of the foregoing, shall include all matters related to the general affairs of the Company, including its financial affairs and financing which may reasonably be considered the responsibility of persons holding the position as President and Chief Executive Officer in corporations of similar size to the Company. Ranta shall provide his services in compliance with all applicable laws and policies of the TSX Venture Exchange, and in compliance with all applicable rules and policies of the Company of which he is notified from time to time.

2.02 Ranta will be appointed as a director of the Company upon the full execution of this Agreement.

2.03 Ranta will be invited to participate in Rare Element's next private placement with the details of amount and timing to be determined at a later date.

2.04 Ranta will be provided with office space in Vancouver and all the amenities such as photocopying and fax services as required on a periodic basis.

2.05 In conducting his duties under this Agreement, Ranta shall report to Rare Element's Board of Directors and shall act consistently with their directives and policies.

2.06 Rare Element agrees that Ranta may have or acquire financial interests in other companies and properties and agrees that Ranta may devote reasonable time to such other outside interests, provided that such interests do not substantially conflict with, in any way, the time required for Ranta to perform his duties under this Agreement or with his fiduciary obligations to the Company.

2.07 Ranta will perform the services as an independent contractor and not as a servant or employee of the Company and nothing contained in this Agreement will be construed or have the effect of

constituting the relationship of partners or of employer and employee between the parties.

2.08 Ranta will make his own arrangements for coverage by or payment under any Workers' Compensation, Canada Pension Plan, Income Tax, Employment Insurance and other similar Legislation and acknowledges that the Company makes no provision for such coverage or payments since Ranta has contracted to work for the Company as an independent contractor and not as employee. Ranta shall be responsible for, and shall keep Rare Element indemnified and held harmless against, all payroll deductions, income tax and any other government charges that may arise in connection with his provision of services.

2.09 Ranta will complete, sign and deliver to or as directed by or on behalf of the Company all documents required under corporate law and by the TSX Venture Exchange in connection with his appointment as an officer and appointment/election as a director of the Company.

2.10 If the Company determines to insure the life of Ranta, Ranta agrees to do all things reasonably requested in connection with the same.

ARTICLE III - Term

3.01 The effective date of this Agreement is October 2, 2007, and the Contract shall from such date continue for one year, unless earlier terminated in accordance with the terms and provisions of this Agreement.

3.02 This agreement will renew automatically on each anniversary of the effective date, unless notice of non-renewal is delivered by either party to the other at least one month prior to that date.

ARTICLE IV - Termination of Agreement

4.01 Notwithstanding any other provision herein, it is understood and agreed between the parties hereto that either party may terminate the Contract with or without cause and for any reason whatsoever by giving sixty (60) days written notice to the other.

4.02 If the Company terminates this Agreement or any renewal of this Agreement before its expiry date without cause and without notice as specified in section 4.01, the Company shall pay to the Ranta a Termination Fee as follows:

After three months of service by Ranta, a Termination Fee equal to one month's remuneration.

After 12 months of service by Ranta, a Termination Fee equal to three months' remuneration.

ARTICLE V – Confidentiality and Proprietary Rights

5.01 In the course of providing services to the Company, Ranta will have access to confidential information concerning the Company and its affiliates and therefore, Ranta agrees that he will not, either during the term of this Agreement or thereafter, divulge or utilize to the detriment of the Company and its affiliates any of such confidential information. This requirement of confidentiality will not apply to information that:

(a) is or becomes publicly available other than as a result of a disclosure by Ranta;

(b) is demonstrated to have been properly in Ranta's possession or control at the time of disclosure of that confidential information to Ranta by the Company or its representatives; or

(c) is required by law to be disclosed provided that Ranta shall immediately notify the Company in writing of such requirement and shall limit the extent of disclosure to that which Ranta's legal counsel advises in writing must be disclosed in order to comply.

5.02 Ranta shall not use or bring to the Company any technical information, data, trade secrets, processes, formulae, inventions or other intellectual property which is proprietary to any person other than the Company.

5.03 Upon the termination of this Agreement or upon the Company's earlier request, Ranta shall promptly deliver to the Company all documents and other tangible items comprising or referring to any confidential information of the Company or its affiliates, together with all copies, summaries and records thereof. Ranta shall forward to the Company all electronic copies of documents comprising or referring to confidential information held by or under the Contractor's control, and thereupon delete the same

5.04 Ranta acknowledges and agrees that all proprietary interests including all patent rights, trade secrets and confidential information in and to any product of the Company's business (the "**Work Product**") shall be the sole and exclusive property of the Company or such other party as the Company may from time to time designate, and Ranta hereby assigns to the Company or to such other party as the Company may direct all such rights, including but not limited to moral rights, which it possesses or may possess or is entitled to or which vests or may vest in connection with the Work Product. Ranta agrees to execute all such instruments, certificates or documents required by the Company to confirm such ownership and implement such assignment. The provisions of this section will survive the termination of this Agreement.

5.05 The provisions of this Article V shall survive the termination of this Agreement.

ARTICLE VI - Arbitration

6.01 Any controversy or claim arising out of or relating to this Agreement or any breach of this Agreement shall be finally settled by arbitration in accordance with the provisions of the Commercial Arbitration Act of British Columbia.

ARTICLE VII - Address for Service

7.01 Notices and other communications required or permitted to be given hereunder ("**Notices**") must be in writing and delivered to the other party, at their address or fax number shown on the first page of this Agreement, in person (including by courier) or by fax transmission, and will be deemed to have been received on the first business day following the date of such delivery or successful fax transmission. Either party may from time to time change its address or fax number for Notices as aforesaid.

ARTICLE VIII - Personal Information

8.01 Ranta consents to the disclosure of information regarding this Agreement, and any other information which may be considered personal to the Contractor, to the Company's agents, representatives, and brokerage firms with which the Company may have a contractual relationship, the TSX Venture Exchange Inc. or other applicable stock exchanges or stock trading systems, securities commissions or other regulatory authorities.

ARTICLE IX – Assignment

9.01 Neither the Company nor Ranta may assign or transfer any rights or interests under this Agreement or delegate any of their duties hereunder without the prior written consent of the other party, provided that the Company may assign this Agreement to an affiliate (as that term is defined in the British Columbia *Business Corporations Act*). Any unauthorized assignment or delegation by either party without such consent shall be void.

ARTICLE X - Severability

10.01 If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such provision shall not affect the remainder of this Agreement.

ARTICLE XI - Entire Agreement

11.01 This Agreement represents the entire agreement between the parties and supersedes any and all prior agreements and understandings, whether written or oral, between the parties.

ARTICLE XII - Amendment

12.01 This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both parties.

ARTICLE XIII - Applicable Law

13.01 This Agreement shall be construed under and governed by the laws of British Columbia and the federal laws of Canada applicable therein, excluding the choice of law provisions.

ARTICLE XIV - Enurement

14.01 The provisions of this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

ARTICLE XV – Counterpart Execution and Fax Delivery

15.01 This Agreement may be signed in counterpart, both copies of which together shall be deemed to be one document, and delivered by fax.

IN WITNESS WHEREOF the parties hereto executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.

year first above written notwithstanding its actual date of execution.

RARE ELEMENT RESOURCES LTD.

Mark T. Brown, Director

Donald E. Ranta